



03017219



PROCESSED
MAR 17 2003
THOMSON
FINANCIAL

STRENGTH. FOCUS. VISION.



M.D.C. HOLDINGS, INC. 2002 ANNUAL REPORT

A POWERFUL TEAM

IN A POWERFUL INDUSTRY.

COVER: Richard Grasso - Chairman and Chief Executive Officer of the New York Stock Exchange pictured with Larry A. Mizel - Chairman and Chief Executive O
Paris G. Reece III - Executive Vice President and Chief Financial Officer and David D. Mandarich - President and Chief Operating Officer.

FOR OVER 30 YEARS, M.D.C. HOLDINGS, INC. HAS BUILT AND FINANCED

The American Dream

FOR NEARLY 100,000 FAMILIES. NOW, AS ONE OF THE NATION'S

TOP HOMEBUILDERS,

OUR COMPANY AND OUR VISION ARE STRONGER THAN EVER.



M.D.C. HOLDINGS, INC. FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share amounts)

ORDERS FOR HOMES, CLOSINGS, BACKLOG AND ACTIVE SUBDIVISIONS	2002	2001	2000	1999	1998
Orders for Homes, net *(units)*	9,899	7,701	7,835	7,232	7,191
Home Closings *(units)*	8,900	8,174	7,484	7,221	6,293
Homes in Backlog at Year-End *(units)*	4,035	2,882	3,292	2,941	2,930
Backlog Sales Value at Year-End	$1,120,000	$ 760,000	$ 775,000	$ 600,000	$ 580,000
Active Subdivisions at Year-End	178	137	133	131	130

TOTAL REVENUES, MARGINS AND SELLING PRICES	2002	2001	2000	1999	1998
Total Revenues	$2,318,524	$2,125,874	$1,751,545	$1,567,638	$1,263,209
Home Gross Margins	23.0%	23.2%	22.3%	19.3%	16.9%
Excluding Interest in Home Cost of Sales	23.9%	24.4%	23.6%	21.2%	19.5%
Average Selling Price per Home Closed	$ 254.0	$ 254.1	$ 227.3	$ 211.4	$ 193.7

INCOME AND RETURNS	2002	2001	2000	1999	1998
Pre-Tax Operating Income	$ 274,044	$ 255,387	$ 203,201	$ 148,453	$ 83,852
Net Income	$ 167,305	$ 155,715	$ 123,303	$ 89,392	$ 36,254
Net Income per Diluted Share	$ 6.03	$ 5.72	$ 4.64	$ 3.26	$ 1.35
EBITDA[1]	$ 326,158	$ 318,048	$ 254,911	$ 200,074	$ 144,517
Net Operating Return on Revenues	7.2%	7.3%	7.0%	5.7%	4.1%

DEBT, EQUITY AND LIQUIDITY	2002	2001	2000	1999	1998
Total Homebuilding and Corporate Debt	$ 322,990	$ 174,503	$ 264,444	$ 214,389	$ 197,076
Stockholders' Equity	$ 800,567	$ 653,831	$ 482,230	$ 389,023	$ 298,131
Average Diluted Shares Outstanding *(thousands)*	27,754	27,232	26,556	27,414	27,354
Book Value per Outstanding Share	$ 30.29	$ 24.59	$ 18.81	$ 14.41	$ 11.21
Homebuilding and Corporate Debt to Capital Ratio	0.29	0.21	0.35	0.36	0.40
Homebuilding and Corporate Debt to EBITDA Ratio	1.0	0.6	1.0	1.1	1.4
EBITDA to Interest Incurred Ratio	15.5	14.1	10.5	9.4	6.4
Liquidity[2]	$ 618,774	$ 491,770	$ 342,583	$ 300,539	$ 298,334


$200
$175
$150
$125
$100
$75
$123
$156
$167
'00
'01
'02
Net Income
($ in millions)


$2,500
$2,250
$2,000
$1,750
$1,500
$1,752
$2,126
$2,319
'00
'01
'02
Total Revenues
($ in millions)


10,000
9,000
8,000
7,000
6,000
5,000
7,484
8,174
8,900
'00
'01
'02
Homes Closed

1. A reconciliation of EBITDA to Net Income is included on page 10 of the Company's Report on Form 10-K for the year ended December 31, 2002.

2. Liquidity is the maximum amount available under the Company's lines of credit, plus unrestricted cash, less outstanding letters of credit and borrowings.

Strength. Focus. Vision.

One of the largest and best-performing homebuilders in the United States, M.D.C. Holdings, Inc. subsidiaries build homes under the Richmond American Homes name. The Company also provides mortgage financing for its homebuyers through its mortgage lending subsidiary, HomeAmerican Mortgage Corporation. MDC has increased its share of select markets that represent some of the best and fastest-growing in the nation. Richmond American is the largest homebuilder in Colorado; among the top five homebuilders in Northern Virginia, Phoenix, Las Vegas and Tucson; among the top ten homebuilders in suburban Maryland, Northern California and Southern California; and has recently entered the Salt Lake City and Dallas/Fort Worth markets.

MDC achieved many milestones in 2002, completing the most successful year in its 31-year history. In addition to generating record 2002 earnings, revenues and home closings, the Company set the stage for significant growth in 2003 with new highs in annual home orders and year-end active communities and backlog. This report reviews MDC's achievements in 2002 and explains how its vision and performance have made it one of only five investment-grade companies in the entire homebuilding industry.



A MESSAGE FROM YOUR MDC MANAGEMENT TEAM



A WINNING TEAM:
Richard Grasso pictured with Larry A. Mizel, Paris G. Reece III and David D. Mandarich.

Strength. Focus. Vision. These attributes have driven MDC's emergence as an industry leader in recent years and enabled us to produce the most successful year in our history in 2002. Not only did we achieve record results, but we also celebrated a number of historic milestones and laid the groundwork for continued profitable growth in 2003 and beyond. Each success is testimony to: the strength of our management team, our markets and our financial position; the focus and discipline of our operating strategy; and the ability of our 2,300 employees to execute the vision we share for the future of our Company and our industry.

Our performance in 2002 was outstanding by all measures. For the fifth consecutive year, we reported record operating earnings, reaching $167.3 million, or $6.03 per share. Our $2.3 billion in total revenues was our ninth consecutive annual record, derived primarily from closing 8,900 homes, the most for any year in our history. Both our homebuilding and mortgage lending businesses produced historic highs in operating profits. We ended 2002 with our Company's highest year-end backlog of 4,035 homes, up 40 percent from year-end 2001, thanks to record orders received for almost 9,900 homes. And, perhaps most importantly, our financial position and balance sheet are stronger than ever, supported by measurements of leverage and interest coverage that continue to rank among the best in the homebuilding industry.

Beyond our tremendous financial results, 2002 also will be remembered for the many milestones we achieved.

- In February, we celebrated MDC's anniversary of 30 years in business.
- In March, we received an upgrade to our senior note rating by Standard & Poor's to BB+, as well as positive outlooks by both Fitch Ratings and Moody's Investors Service.
- In July, we expanded the maximum capacity of our unsecured homebuilding line of credit to $600 million and extended the term to 2006.
- In October, we reached 90,000 homes delivered since we began building single-family homes in 1977, generating over $17 billion in revenues in the process.
- In December, MDC was included on the Forbes Magazine "Platinum List" of the 400 best big companies in America for the fourth consecutive year.
- Also in December, we issued $150 million of 7 percent, 10-year senior notes to investors who recognize our history of operating successes and financial strength.
- We ended the year with $619 million in liquidity, including no outstanding borrowings on our homebuilding credit facility.
- And finally, our stockholders' equity at year-end exceeded $800 million and $30 per outstanding share for the first time in our history.

We particularly are proud that the strength of our financial performance, operating strategy and leadership were rewarded by Moody's in January 2003 with their assignment of an "investment grade" rating to our senior notes. This recognition, combined with the "investment grade" rating we received from Fitch in March 2001, represents the accomplishment of a key objective that all of us at MDC have been working toward for many years, and could have significant positive implications for our business in the future. To those who have worked for and with our Company to produce the results that enabled us to achieve this important milestone, we are most grateful.

As 2002 began, we established a goal to double the size of our Company, both the top and the bottom line, in five years or less. Over the last twelve months, we have made substantial progress toward achieving this goal. We entered the Dallas/Fort Worth market in the first quarter of 2002. Twelve months later, we control almost 1,000 lots in this market and soon will have five new communities open for home sales. In the second quarter, we acquired the assets of John Laing Homes in Las Vegas and Northern Virginia, accelerating our growth in these markets. Another acquisition from John Laing facilitated our entry into Salt Lake City. These actions, combined with our continued organic growth, enabled us to increase our total active communities by 30 percent in 2002 to 178 by year-end. With these communities in place, a record year-end backlog and expectations for continued strong demand for new homes in our markets, we are positioned to close more than 10,500 homes and deliver new Company records for revenues and earnings in 2003.

As we grow, we remain committed to our mission of building quality homes in strong markets, providing a variety of mortgage and insurance products to our homebuyers. We will maintain our disciplined approach to backlog and inventory management, continuing to apply strict underwriting standards as we evaluate land acquisition opportunities to fuel expansion in our existing markets, as well as entry into new markets. Our growth has intensified the importance of our employees. As a result, we will continue to invest heavily in our people, broadening our training programs and increasing our efforts to attract, retain and develop talented individuals to serve as our Company's future leaders. Streamlining our business processes and procedures also will be a priority in the years to come, as we introduce technology wherever possible to reduce costs and improve efficiency. Our Company already has assembled a team of professionals to lead this effort.

Our achievements in 2002 are a source of great pride for all of us at MDC, and we look forward to even greater successes in 2003. We would like to take this opportunity to extend our sincere appreciation to our employees, whose hard work and dedication made these achievements possible. We also thank our subcontractors and other business partners for their efforts to meet the needs of our growing operations. Finally, we recognize and appreciate our Board of Directors for their untiring commitment and vision, which is an essential ingredient to reaching our long-term goals.

On behalf of our entire organization, we thank you for your continued support.



Larry A. Mizel
Chairman and Chief Executive Officer



David D. Mandarich
President and Chief Operating Officer



Paris G. Reece III
Executive Vice President and Chief Financial Officer



MDC FINANCIAL HIGHLIGHTS (CONTINUED)



$7.00
$6.00
$5.00
$4.00
$3.00
$4.64
$5.72
$6.03
'00
'01
'02

Diluted Earnings per Share



$350
$300
$250
$200
$150
$255
$318
$326
'00
'01
'02

EBITDA
($ in millions)



18.0
16.0
14.0
12.0
10.0
8.0
10.5
14.1
15.5
'00
'01
'02

EBITDA Interest Coverage



12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
7,835
7,701
9,899
'00
'01
'02

Home Orders



$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$775
$760
$1,120
'00
'01
'02

Backlog Sales Value
(at December 31st, $ in millions)



$700
$600
$500
$400
$300
$200
$343
$492
$619
'00
'01
'02

Liquidity
(at December 31st, $ in millions)



$900
$800
$700
$600
$500
$400
$300
$482
$654
$801
'00
'01
'02

Stockholders' Equity
(at December 31st, $ in millions)



$35.00
$30.00
$25.00
$20.00
$15.00
$18.81
$24.59
$30.29
'00
'01
'02

Stockholders' Equity per Share
(at December 31st)



0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.35
0.21
0.29
'00
'01
'02

Debt-to-Capital
(at December 31st)

A leader in a strong industry.

THE STRENGTH OF MDC'S FINANCIAL PERFORMANCE, OPERATING STRATEGY AND LEADERSHIP WERE REWARDED BY MOODY'S INVESTORS SERVICE WITH THE ASSIGNMENT OF AN "INVESTMENT GRADE" RATING, ONE OF ONLY FIVE IN THE ENTIRE HOMEBUILDING INDUSTRY.

MDC'S OUTSTANDING 2002 PERFORMANCE INCLUDED NEW COMPANY HIGHS FOR EARNINGS, REVENUE, HOME CLOSINGS, HOME ORDERS, HOMEBUILDING AND MORTGAGE LENDING PROFITS AND YEAR-END BACKLOG.

THE COMPANY'S FINANCIAL POSITION AND BALANCE SHEET ARE STRONGER THAN EVER, SUPPORTED BY YEAR-END STOCKHOLDERS' EQUITY OF OVER $800 MILLION, INTEREST COVERAGE OF ALMOST 16 TIMES, A DEBT-TO-CAPITAL RATIO OF .29 AND LIQUIDITY OF $619 MILLION.

FOR THE FOURTH YEAR IN A ROW, MDC WAS NAMED TO THE FORBES MAGAZINE "PLATINUM LIST" OF THE 400 BEST BIG COMPANIES IN AMERICA, AN HONOR RECOGNIZING INDUSTRY LEADERS IN RETURNS AND GROWTH.



CORPORATE OFFICERS AND BOARD MEMBERS

BOARD OF DIRECTORS

Larry A. Mizel
Chairman of the Board, Chief Executive Officer and a Member of the Legal Committee

David D. Mandarich
President and Chief Operating Officer and a Director

David E. Blackford
Director

Steven J. Borick
Director, Chairman of the Compensation Committee and a Member of the Audit Committee

Herbert T. Buchwald
Director and Member of the Audit, Compensation and Legal Committees

Gilbert Goldstein
Director and Chairman of the Legal Committee

William B. Kemper
Director, Chairman of the Audit Committee and Member of the Compensation Committee

OTHER CORPORATE OFFICERS

Paris G. Reece III
Executive Vice President, Chief Financial Officer and Principal Accounting Officer

Mark S. Duke
Senior Vice President, Chief Human Relations Officer

John J. Heaney
Senior Vice President and Treasurer

Charles P. Schneider
Senior Vice President

Michael Touff
Senior Vice President and General Counsel

Sharon M. Brown
Vice President – Human Resources

Judith E. Cahan
Vice President Law – Real Estate

William M. Flatley
Vice President and Controller

Ronald A. Milzer
Vice President – Real Estate

Phillip M. Nowick
Vice President – Finance/Strategic Planning

Michael D. Parker
Vice President – Division Finance

Susan M. Sorensen
Vice President – Training and Development

Chris Toles
Vice President – Compensation and Benefits

Joseph H. Fretz
Secretary and Corporate Counsel

CORPORATE OFFICES

HOMEBUILDING OFFICES

Richmond American Homes of Arizona, Inc.
3200 East Camelback Road, Suite 300
Phoenix, AZ 85018
602.956.4100

6840 North Oracle Road, Suite 140
Tucson, AZ 85704
520.544.2700

Richmond American Homes of California, Inc.
10933 Trade Center Drive, Suite 102
Rancho Cordova, CA 95670
916.858.1597

16845 Von Karman, Suite 100
Irvine, CA 92606
949.756.7373

16600 Sherman Way, Suite 160
Van Nuys, CA 91406
818.908.3267

2001 Crow Canyon Road, Suite 100
San Ramon, CA 94583
925.552.8020

100 East San Marcos Boulevard, Suite 100
San Marcos, CA 92069
760.891.3600

Richmond American Homes of Colorado, Inc.
3600 South Yosemite Street, Suite 200
Denver, CO 80237
303.773.2727

2060 Briargate Parkway
Colorado Springs, CO 80920
719.260.0684

11409 Business Park Circle, Suite 100
Longmont, CO 80504
720.494.5200

7505 East Harvard Avenue, Suite A-100
Denver, CO 80231
720.529.5100

Richmond American Homes of Maryland, Inc.
6200 Old Dobbin Lane, Suite 190
Columbia, MD 21046
410.872.0267

Richmond American Homes of Nevada, Inc.
7250 West Peak Drive, Suite 212
Las Vegas, NV 89128
702.240.5600

Richmond American Homes of Utah, Inc.
3653 West 1987 South
Salt Lake City, UT 84104
801.972.8455

Richmond American Homes of Virginia, Inc.
3701 East Pender Drive, Suite 200
Fairfax, VA 22030
703.352.0800

11290 Balls Ford Road
Manassas, VA 20109
703.551.2020

RAH of Texas, LP dba Richmond American Homes of Texas
15301 Spectrum Drive, Suite 400
Addison, TX 75001
972.789.2943

CORPORATE EXECUTIVE OFFICE

M.D.C. Holdings, Inc.
3600 South Yosemite Street, Suite 900
Denver, CO 80237
303.773.1100

MORTGAGE LENDING HEADQUARTERS

HomeAmerican Mortgage Corporation
7595 Technology Way, Building 4
Denver, CO 80237
303.773.1155

INSURANCE AND TITLE COMPANY OFFICES

American Home Insurance Agency Inc.
7595 Technology Way, Building 4
Denver, CO 80237
303.804.6965

American Home Title and Escrow Company
8774 Yates Drive, Suite 140
Westminster, CO 80031
303.426.0990

TRANSFER AGENT

Continental Stock Transfer & Trust Company
2 Broadway
New York, NY 10004
212.509.4000





One home... One buyer... One dream at a time...

PHOENIX, AZ • TUCSON, AZ • COLORADO SPRINGS, CO • DENVER, CO • LONGMONT, CO

SEASONS-DENVER, CO • IRVINE, CA • LOS ANGELES, CA • SACRAMENTO, CA • SAN DIEGO, CA

SAN RAMON, CA • COLUMBIA, MD • LAS VEGAS, NV • DALLAS, TX • SALT LAKE CITY, UT

FAIRFAX, VA • MANASSAS, VA


MDC • RICHMOND • AMERICAN • HOMES
Building and Financing
the American Dream

M.D.C. HOLDINGS, INC. • 3600 SOUTH YOSEMITE STREET • SUITE 900 • DENVER, CO 80237

303-773-1100 • RICHMONDAMERICAN.COM